Exhibit 99.2

ASX ANNOUNCEMENT
(ASX: NVX)

26 October 2022

Chairman’s Address to AGM

I am honored to be here today for my first AGM as Chairman of Novonix.

I want to especially thank Mr Anthony Bellas for his service as our founding Chairman and his stellar leadership in shepherding Novonix from a start-up Queensland company to an ASX listed 200 company, to an American listed Nasdaq company, to where we are today.

Our meteoric growth in so few years is a testament to Tony’s leadership, and sometimes patience, in an important new and exciting energy industry…and of course we are continuing to depend on Mr Bellas as our Deputy Chair because of our continuing presence in Australia and our responsibilities to our Shareholders here as well as those in North America and beyond. Not to mention the time zone challenges associated with operating in two geographically distant markets.

A major reason I was asked to become Chairman is because of our recent listing in the US and because all our employees and operations are in North America. As well, our target market is North America where demand for battery materials continues to grow much faster than any domestic supply. The need for US-based supply of these key battery materials has been further underpinned by recent United States legislation incentivizing local content.
In this context, just last week, the Company announced that it had been successful in its application for a US Government grant of US$150 million. At the current exchange rate, that equates to around A$240 million. These funds will be applied to our planned expansion of anode material production capacity at a new site in the US.

Notwithstanding the progress the company has been making, our share price has gyrated along with the rest of the market. The technology sector, and battery technology specifically, has seen even greater volatility and, as a battery technology start-up, we have been part of that and probably felt it to greater degree than many in our sector.

As a Board and management team, we cannot control the share price. What we can control are the decisions we take to ensure we have a sound strategy and that management is executing that strategy to deliver on our long term goals. If we continue to deliver against our key operating milestones, the share price will respond appropriately.

Turning to our Board, I am pleased to announce the Board’s decision in our meeting earlier today to welcome two new directors effective tomorrow, 27 October, Mr Dan Akerson and Mr Ron Edmonds. They will stand for shareholder election at our next AGM in 2023.

Mr. Akerson has served as an executive and director for multiple Fortune 100 companies, including as the former Chairman and Chief Executive Officer of General Motors from 2010 to 2014.

NOVONIX Limited (ASX: NVX)
ACN 157 690 830
Level 38, 71 Eagle Street
Brisbane QLD 4000
AUSTRALIA

Mr. Edmonds is a highly accomplished finance executive, currently serving as Chief Accounting Officer at Dow, a $55 billion global materials science company.

These new directors will join an already stellar and more diverse Board than what we were only a year ago.

Speaking of growth, the Board has refined and updated its governance and oversight of the Company’s strategy, operations, fiscal controls, and remuneration processes. In the area of remuneration, because of our management and employee base in a very competitive North American market, we contracted AON, a leading compensation consultant to assist us. AON guided our Remuneration Committee in establishing a better compensation structure appropriate for our company in size and stage of growth so we can attract and retain top quality management leadership and employees, as well as Directors. Our structure is now competitive with comparable U.S. companies in our related fields allowing us to continue to hire the high skill positions we need to deliver on our operational milestones.

In closing, I would like to thank the rest of the board and our staff for their superb efforts over the past year and for their continuing efforts.

Finally, I would like to thank our shareholders for their faith in, and ongoing support for, our Company. I will now hand over to Chris Burns for his presentation.

This announcement was authorised by the Chairman, Admiral Robert Natter.

About NOVONIX
NOVONIX is a leading battery technology company with operations in Canada and the United States. NOVONIX provides advanced high-performance materials, equipment, and services for the global lithium-ion battery industry with sales in 14 countries. We develop materials and technologies to support longer-life and lower-cost batteries that fuel a cleaner energy future.

Our NOVONIX Battery Technology Solutions division, based in Halifax, Nova Scotia, Canada, focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale.

Our NOVONIX Anode Materials division, located in Chattanooga, Tennessee, USA, manufactures our synthetic graphite anode materials used to make lithium-ion batteries which power electric vehicles, personal electronics, medical devices, and energy storage units. To address growing industry demand, we are working to increase production capacity to 10,000 metric tons of synthetic graphite per annum (tpa) by 2023, with further targets of 40,000 tpa by 2025, and 150,000 tpa by 2030.

To learn more about NOVONIX visit us on LinkedIn, Twitter, or www.novonixgroup.com

For NOVONIX Limited
Stefan Norbom, ir@novonixgroup.com (investors)
Chantal Theoret, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)
ACN 157 690 830
Level 38, 71 Eagle Street
Brisbane QLD 4000
AUSTRALIA